Executed


15005855

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AMENDMENT NO. 6

FORM 1-A

Received SEC
MAR 24 2015
Washington, DC 20549

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

SW Innovative Holdings, Inc.
(Exact name of issuer as specified in its charter)

Texas
(State or other jurisdiction of incorporation or organization)

6666 Harwin, Suite 664, Houston, TX 77036 713-268-1610
(Address, including zip code, and telephone number, Including area code of issuer's principal executive office)

Norman George, 6666 Harwin, Suite 664, Houston, TX 77036 713-268-1610
(Name, address, including zip code, and telephone number, Including area code, of agent for service)

517310	87-0712328
(Primary standard Industrial Classification Number)	(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

PART I – NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors: Norman George, SW Innovative Holdings, Inc., 6666 Harwin Drive, Suite 664, Houston, TX 77036 and Stephen Michels, SW Innovative Holdings, Inc., 6666 Harwin Drive, Houston, TX 77036.

(b) the issuer's officers: Norman George, SW Innovative Holdings, Inc., 6666 Harwin Drive, Suite 664, Houston, TX 77036. Mr. George is President, of the Issuer. Stephen Michels, SW Innovative Holdings, Inc., 6666 Harwin Drive, Suite 664, Houston, TX 77036. Mr. Michels is Vice President of the Issuer.

(c) the issuer's general partners: None

(d) record owners of 5 percent or more of any class of the issuer's equity securities: Norman George, SW Innovative Holdings, Inc., 6666 Harwin Drive, Suite 664, Houston, TX 77036; Kim T. Peterson, SW Innovative Holdings, Inc., 6666 Harwin Drive, Suite 664, Houston, TX 77036; Stephen Michels, SW Innovative Holdings, Inc., 6666 Harwin Drive, Suite 664, Houston, TX 77036 and Beaufort Capital Partners, 660 White Plains Road, Suite 455, Tarrytown, NY 10591.

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities: See the information under (d) above

(f) promoters of the issuer: None

(g) affiliates of the issuer: None

(h) counsel to the issuer with respect to the proposed offering: Warren J. Archer, Morella & Associates, Inc., 706 Rochester Road, Pittsburgh, PA 15237

(i) each underwriter with respect to the proposed offering: None

(j) the underwriter's directors: Not Applicable

(k) the underwriter's officers: Not Applicable

(l) the underwriter's general partner's: Not Applicable

(m) counsel to the underwriter: Not Applicable.

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

None are.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable

ITEM 3. Affiliate Sales

Not Applicable.

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

None.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The securities in this proposed offering shall be offered in the following jurisdictions, subject to qualification in each state, as and if necessary: Texas, Wisconsin, New York, North Carolina and Florida.

The securities to be offered in connection with this proposed offering will be offered by the officers of the Company through their contacts and word of mouth. The Company is not using a selling agent or finder in connection with this offering.

Please refer to the section in Part II of this Offering Statement entitled "Plan of Distribution" for more detailed information on the Company's Plan of Offering.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) The Issuer made the following unregistered sales of shares of its Common Stock during the one year prior to the filing of this Form 1-A:

On September 11, 2013 the Issuer issued 22,000,000 shares to Norman George. The shares were issued in consideration for services valued at $22,000.00.

On September 11, 2013 the Issuer issued 22,000,000 shares to Kim T. Peterson. The shares were issued in consideration for services valued at $22,000.00.

On September 11, 2013 the Issuer issued 6,000,000 shares to Stephen Michels. The shares were issued in consideration for services valued at $6,000.00.

On September 23, 2013 the Issuer issued 10,000,000 to Iconic Associates LTD at a price of $.0001 cents per shares in consideration for cancellation of a note payable in the principal amount of $100.00. The balance of the note on this day before the payment was $44,482.58.

On September 23, 2013 the Issuer issued 10,000,000 to Prism Associates LTD at a price of $.0001 cents per shares in consideration for cancellation of a note payable in the principal amount of $100.00. The balance of the note on this day before the payment was $44,482.58.

On September 23, 2013 the Issuer issued 10,000,000 to Starshine Capital Group at a price of $.0001 cents per shares in consideration for cancellation of a note payable in the principal amount of $100.00. The balance of the note on this day before the payment was $44,482.58.

On September 23, 2013 the Issuer issued 10,000,000 to Brett Forsythe at a price of

$.0001 cents per shares in consideration for cancellation of a note payable in the principal amount of $ 100.00. The balance of the note on this day before the payment was $44,482.58.

On February 21, 2014 the Issuer issued 10,000,000 to Toner Town Ciogamuni at a price of $.0001 cents per shares in consideration for cancellation of a note payable in the principal amount of $100.00. The balance of the note on this day before the payment was $44,082.58.

On February 21, 2014 the Issuer issued 10,000,000 to Pro1 Toner Mexico at a price of $.0001 cents per shares in consideration for cancellation of a note payable in the principal amount of $100.00. The balance of the note on this day before the payment was $44,082.58.

On February 21, 2014 the Issuer issued 10,000,000 to Omega Closeouts - Europe at a price of $.0001 cents per shares in consideration for cancellation of a note payable in the principal amount of $100.00. The balance of the note on this day before the payment was $44,082.58.

On May 15, 2014 the Issuer issued 58,000,000 shares to Norman George. The shares were issued in consideration for services valued at $580.00.

On May 15, 2014 the Issuer issued 30,000,000 shares to Stephen Michels. The shares were issued in consideration for services valued at $300.00.

On May 15, 2014 the Issuer issued 43,000,000 shares to Kim T. Peterson. The shares were issued in consideration for services valued at $430.00.

On June 17, 2014 the Issuer issued 27,960,000 to Beaufort Capital Partners, L.L.C. at a price of $.0001 cents per shares in consideration for cancellation of a note payable in the principal amount of $50,000. The balance of the note on this day before the payment was $43,782.56.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter, or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

None

(b) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

All of the sales of stock described under paragraph 5(a) were made under Rule 506 in that the purchasers were accredited investors or, in the case of sales to Messrs. George, Peterson and Michels, were executive officers or a director of the Issuer.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

No offerings of its securities are contemplated by the Issuer other than the offering of securities covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

There are no such arrangements.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

There are no such experts.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 265 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

The Issuer does not intend to do so.

OFFERING CIRCULAR

SW INNOVATIVE HOLDINGS, INC.

10,000,000,000 SHARES OF COMMON STOCK

MAXIMUM OFFERING: $1,000,000

Purchase Price: $0.01 per 100 Shares

SW Innovative Holdings, Inc., a Texas corporation ("SW" the "Company" or "we"), hereby offers (the "offering") 10,000,000,000 shares (the "Shares") of its common stock, par value $0.0001 per share, ("Common Stock") at a purchase price of $0.01 for 100 Shares, up to an aggregate purchase price of $1,000,000. If all of the Shares are sold, we will issue a total of 10,000,000,000 shares of Common Stock. The offering is being made on a "best efforts" basis. We will continue the offering until Shares with an aggregate sales price of $1,000,000 have been sold or until March __, 2016, whichever is earlier.

This Offering is being conducted on a "best-efforts" basis, which means that our officers will use their commercially reasonable best efforts in an attempt to sell the Shares. The officers will not receive any commission or any other remuneration for these sales. In offering the Shares on our behalf, the officers will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Shares will be offered for sale at a price of $0.01 per 100 Shares. Shares will only be sold in multiples of 100 Shares. If all of the Shares are purchased, the gross proceeds to us will be $1,000,000. However, since the Offering is being conducted on a "best-efforts" basis, there is no minimum number of Shares that must be sold, meaning that we will retain any proceeds from the sale of the Shares sold in this Offering. Accordingly, all funds raised in the Offering will become immediately available to us and may be used by us as they are accepted. Investors will not be entitled to a refund and could lose their entire investment.

SW is a development stage corporation engaged in proving our customers with prepaid telephone services. Proceeds of this offering will be used primarily to increase the marketing efforts of the company, acquire additional infrastructure for the business, hire additional administrative employees and for other general corporate purposes. The mailing address of our offices is: 6666 Harwin Drive, Suite 664, Houston, Texas 77036, and our telephone number is: 713-268-1610.

Because we are a development stage company, investing in our Common Stock involves a high degree of risk, including the risk that you could lose all of your investment. Please read "Risk Factors" beginning on page 18 of this Offering Circular about the risks you should consider before investing.

	Offering Price to the Public	Commissions	Net Proceeds (25% of Shares Sold)	Net Proceeds (50% of Shares Shares Sold)	Net Proceeds (75% of Shares Sold)	Net Proceeds (100% of Shares Sold)
Per 100 Shares	$0.01	N/A	$0.01	$0.01	$0.01	$0.01
Total (1)	$1,000,0000	N/A	$250,000	$500,000	$750,00	$1,000,000

(1) Before deducting expenses of the Offering, which are estimated to be approximately $25,000.00.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS

OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Approximate date of proposed sale to the public: As soon as practicable after the effective date of this offering circular.

The date of this Offering Circular is March __, 2015.

IMPORTANT NOTICES TO INVESTORS

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS OFFERING CIRCULAR AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

FOR TEXAS RESIDENTS ONLY: .

FOR FLORIDA RESIDENTS ONLY: THE SHARES REFERRED TO HEREIN WILL BE SOLD TO, AND ACQUIRED BY, THE HOLDER IN A TRANSACTION EXEMPT UNDER § 517.061 OF THE FLORIDA SECURITIES ACT. THE SHARES HAVE NOT BEEN REGISTERED UNDER SAID ACT IN THE STATE OF FLORIDA. IN ADDITION, ALL FLORIDA RESIDENTS SHALL HAVE THE PRIVILEGE OF VOIDING THE PURCHASE WITHIN THREE (3) DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY SUCH PURCHASER TO THE ISSUER, AN AGENT OF THE ISSUER, OR AN ESCROW AGENT OR WITHIN THREE DAYS AFTER THE AVAILABILITY OF THAT PRIVILEGE IS COMMUNICATED TO SUCH PURCHASER, WHICHEVER OCCURS LATER.

FOR NORTH CAROLINA RESIDENTS ONLY:

FOR WISCONSIN RESIDENTS ONLY:

TABLE OF CONTENTS

OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all of the information that you should consider before investing in the Shares.

You should carefully read the entire Offering Circular, especially concerning the risks associated with the investment in the Shares discussed under the "Risk Factors" section.

Unless we state otherwise, the terms "we", "us", "our", "Company", "management", or similar terms collectively refer to SW Innovative Holdings, Inc., a Texas corporation.

Some of the statements in this Offering Circular are forward-looking statements. See the section entitled "Cautionary Statement Regarding Forward-Looking Statements."

Our Business

General

SW Innovative Holdings, Inc. is a development stage company that was formed in Texas on September 3, 2003. Our executive offices are located at 6666 Harwin Drive, Suite 664, Houston, TX 77036; (713) 268-1610. We are engaged in proving our customers with prepaid telephone service both landline and data. We have a limited operating history and have generated limited revenue.

Our officers, Norman George and Stephen Michels, together with Kim Peterson, a former director of the Company, collectively own a majority of the shares of our Common Stock and all of the shares of our Class A Preferred Stock, thus giving them control over the management of the Company and its business, assuming they choose to vote together. They will continue to be able to significantly influence the management of the Company, even if all 10 billion Shares being offered hereby are sold.

The Business Plan

We are a development stage company engaged in providing our customers with prepaid telephone services both landline and data. We are based in Houston, Texas. We sell landline phone service, called "plain old telephone service" (POTS), to those whose want this phone service, but cannot qualify for, or afford the costs of, phone line service or data service as provided by one of the big telephone companies. This means that our target customers are those who are credit disadvantaged or small businesses.

We provide landline telephone service to our customers using the existing landlines installed and owned by AT&T or Verizon (collectively, the "Service Providers"). We have entered into agreements with the Service Providers which allows us to do that. The Service Providers are responsible for maintaining the landlines in accordance with the rules of the Texas Public Utility Commission (the "PUC").

Thus, our business consists of finding customers, collecting fees for service from the customers and assisting them with any technical problems they may have that are not the responsibility of the Service Providers. Presently, we run our business with three employees. Much of our business is handled by computers, in part because the Service Providers want us to do so.

As a practical matter, the large telephone companies do not want to service these customers and are happy to work with us in servicing those customers. Thus, a large part of the Company's competitive advantage is that we don't have to compete with those companies.

We acquire telephone service from the Service Providers at a deeply discounted rate, which enables it to resell phone services at rates which provide a comfortable profit margin. We also provide customers with custom calling features for an additional fee. These services include call waiting, caller ID, call forwarding and speed dialing.

We are licensed by the PUC to resell telephone services throughout the state. Once we achieve critical mass in Texas, we hope to expand our product offerings to other states. In January 2009, we entered into a reseller agreement with AT&T covering 22 U.S. states. However, before we can begin to market our pre-paid home telephone service in any state, we must get approval from the applicable state into which we want to expand. There can be no assurance that any state where the Company may in the future file an application to provide telephone service will approve that application.

Approximately 75% of our customers participate in the Lifeline program, under which the Federal government pays for a portion of the costs of providing limited phone service to economically disadvantaged persons.

Subscriber Base as of October 31, 2014:

Ending Period	Quarterly Base
10/31/2014	130
09/30/2014	118
06/30/2014	88
03/31/2014	89
12/31/2013	89
09/30/2013	99
06/30/2013	117
03/31/2013	130
12/31/2012	88

Contractual relationships:

Our resale agreements with the Service Providers have no expiration date. We have no patent, trademark, license, franchise, concession, royalty agreement or labor contracts.

The Offering

Issuer	SW Innovative Holdings, Inc., a Texas corporation.
Security Offered	Shares of Common Stock, par value $0.0001.
Price	$0.01 per 100 Shares; Shares will be sold only in multiples of 100 shares
Minimum Offering	None.
Maximum Offering	$1,000,000 (a total of 10,000,000,000 Shares)
Minimum Investment	None
Offering Period	The Offering commenced on March __, 2015 and will close upon the earlier of (1) the sale of Shares with an aggregate sales price of $1,000,000, or (2) March __, 2016. The Offering may be terminated at our election at any time.
Voting Rights	Stockholders will have one vote per share for each Share owned by them in all matters, including the election of Directors, as provided in the Texas Corporation Code.
Dividends	We have never paid a dividend on the shares of our Common Stock and do not plan to do so in the foreseeable future.
Use of Proceeds	The net proceeds of this offering will be used primarily to increase the marketing efforts of the company, acquiring additional infrastructure for the business, hiring additional administrative employees and for other general corporate purposes. Expenses of the Offering are estimated to be approximately $25,000.00.
Trading of our Shares	Shares of our Common Stock are traded on the OTC Markets Group (Pink).
Risk Factors	An investment in the Company is highly speculative and involves substantial risks. Prospective Investors should carefully review and consider the factors described under the "Risk Factors" section below.

We plan to qualify the offering for sale in Texas, Wisconsin, New York, North Carolina and Florida and in such other states as we may determine from time to time. We may also offer or sell Shares in other states in reliance on exemptions from registration requirements of the laws of those states. However, we will not make any general solicitation or advertisement of this offering in any jurisdiction that this offering is not registered. This offering is being conducted on a "best-efforts" basis, which means our officers will attempt to sell the Shares to prospective investors without the use of an underwriter. We will not pay any commission or other remuneration to our officers in connection with sales of Shares.

SW INNOVATIVE HOLDINGS, INC.
(Formally known as Everybody's Phone Company)
(A Development-Stage Company)
BALANCE SHEET
Unaudited

ASSETS	As of Sept 30, 2014
Cash	15,682
Accounts receivable	7,719
Prepaid expenses	1,875
Total Current Assets	25,156
Property and equipment, net	7,821
Investments	52,000
Deposit	-
TOTAL ASSETS	85,097
LIABILITIES AND SHAREHOLDERS' DEFICIT	
LIABILITIES	
Accounts payable and accruals	130,999
Convertible notes payable - related parties	-
Derivative liability on convertible notes payable	-
Note payable - short term	31,468
Total Current Liabilities	162,467
Long Term Liabilities	
Note payable - long term	75,000
TOTAL LIABILITIES	237,467
Commitments and Contingencies	
STOCKHOLDERS' DEFICIT	
Preferred stock, $1.00 par value; 50,000,000 shares authorized; 60,000 shares issued and outstanding as of Sept 30, 2014	60,000
common stock .0001 par value 15,000,000,000 shares authorized, 517,755,528 shares issued and outstanding as of September 30, 2014*	51,776
Additional paid in capital	3,446,721
Deficit accumulated during the development stage	-3,707,867
TOTAL STOCKHOLDERS' DEFICIT	-149,370
TOTAL LIABILITIES & STOCKHOLDERS' DEFICIT	85,097

*On June 13, 2014, the Company changed its par value from $.00001 to $0001 and the results of this change are reflected in the Stockholder's Deficit section of this Balance Sheet.

Corporate Information

We are a Texas corporation. We have our offices at 6666 Harwin Drive, Suite 664, Houston, Texas 77036. Our telephone number is (713) 268-1610 and our email address is info@everybodysphonecompany.com.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider each of the following risks and all of the information set forth in this offering circular before deciding to invest in our common stock. If any of the following risks and uncertainties develops into an actual event, our business, financial condition, results of operations and cash flows could be materially adversely affected. In that case, the price of our common stock could decline and you may lose all or part of your investment. In connection with the forward-looking cautionary statements that appear in this prospectus, you should also carefully review the cautionary statement referred to under "Cautionary Statement Concerning Forward Looking Statements."

Risks Related to the Issuer

We lack experience in creating and running a telephone business

We are in the early stages of developing our telephone service business. We have limited experience in the developing or running such a business. None of our officers or employees has ever developed or operated a telephone service of the kind on which we are focused.

We have not generated much revenue or any operating income

We are in the relatively early stages of developing our telephone service business. While we have a small number of subscribers to our services, we have not become profitable, and there are not yet enough subscribers to make us a viable operating company. It may be difficult, therefore, to evaluate our current or future prospects. Companies in the early stages of developing their business model present substantial business and financial risks, not all of which can be anticipated, and as a result, they may suffer significant operating losses.

There is doubt about our ability to become a viable business even after this Offering, and we may need additional funding beyond this Offering

We have incurred substantial losses since our incorporation, and our capitalization, even if all the Shares being offered in this Offering are sold, may not be sufficient to allow us to become a viable business. If we cannot become a viable business, we will have to close down our operations.

The funds to be raised by this Offering are to be used primarily to support the marketing of our telephone service business to potential subscribers, acquiring additional infrastructure for the business, hiring additional administrative employees, and for other corporate purposes. However, we have no way of knowing whether the amount of money which may be ultimately raised by this Offering will be sufficient to expand our business sufficiently so that it becomes a viable business or not. We have no present plans to raise additional capital after this Offering is completed no matter how much money is raised by it. However, if we determine after the completion of this Offering that we need additional capital, there can be no assurance that we can raise the amount of capital then needed or predict the costs of doing so nor is there any assurance that profitable operations or sufficient cash flows to sustain our business will occur in the future.

We have only a small number of subscribers to our service at this time

We have only 100 subscribers at this time. We estimate that we need approximately 4,000 customers to make business viable. There can be no assurance that we can obtain the necessary number of subscribers for us to become a profitable business.

The ending of the Lifeline program for cellphones would significantly adversely impact our business

Currently a majority of our customers participate in the Lifeline program. If the federal government changes or eliminates the Lifeline program, that that would significantly reduce the number of our potential customers and would make it very difficult for us to meet our revenue and income goals.

Our Service Providers may reduce or end their support of landline telephone service

Our Service Providers may decide at some point in time that they no longer want to spend the money to support their current landline services. If they did so, landline telephone service would, over time, deteriorate unless other companies took over that business. We lack the financial resources to do this. However, if other companies took over the landline business from our Service Providers, there is no way to tell what terms of service they would impose on us and, therefore, whether thereafter we could operate profitably or, if so, at what our level of profitability would be. Even if our Service Providers merely reduced their commitment to servicing landline customers promptly, it if likely that would adversely impact our financial results.

Our stockholders will be largely dependent on a single business

For the foreseeable future, our stockholders will be largely dependent for a return on their investment upon the performance of our business of providing landline and data telephone service, and investors in our company should look to the development and growth of that business for any return on their investment in our company. Investors should not anticipate that we will enter into any new business line.

We will need to increase our computer and internet capacity from time to time

Although we believe that we have sufficient computer and internet capacity to handle the immediately foreseeable need for expansion of our telephone service business, if we grow significantly, we will need to keep investing in additional equipment and internet capacity. Also, our Service Providers require us to deal with them largely using computers. Our systems need to be updated from time to time to respond to the demands of our Service Providers. These situations could become a considerable drain on our cash flow and adversely affect our financial results.

We face competition from many sources

Our business success will be dependent on attracting customers to use our service. By law, AT&T and Verizon must provide access to their landlines to anyone who gets approval from the applicable state public utility commission. Thus, anyone who is willing to make the investment needed for equipment can start a business to provide the same services we do. Also, while AT&T and Verizon have chosen not to provide services to our target customers, either of them could if it wanted to. Both of these companies have economic and other resources far greater than ours.

A reduction in the number of companies in the telephone service business could adversely affect us

Further, if the telephone service business becomes significantly more concentrated, those remaining service providers would be able to charge more for telephone service which would likely adversely impact our financial results.

Our success depends upon us hiring an adequate number of salespeople

For us to grow our business, we will need to considerably expand our sales force first in Houston and then in other Texas cities. There can be no assurance that we can find sufficient salespeople to work for us or that we can economically offer a compensation package that will be attractive to the potential salespeople we wish to hire. If we are unable to find adequate salespeople generally or in the cities into which we wish to expand, that will materially limit our growth rate and our ultimate financial worth.

We are reliant on key individuals

We currently heavily rely on the services of two individuals: Norman George and Stephen Michels neither of whom has entered into an employment agreement with us. Further, there can be no assurance that either of them will continue to be employed by us for any specific period of time. The departure of either of these key people may negatively affect our business unless suitable replacements can be found in a timely fashion. We have not purchased key man life insurance for either of these people.

The demand for pre-paid landline or data phone service cannot be determined

While we believe that there is considerable potential demand for pre-paid landline and data telephone service from people who cannot afford to purchase telephone service from the large telephone companies, there is no way to estimate the amount of that demand or to estimate the potential revenue that we can realize in any given time period from those potential customers. Likewise, we cannot estimate how quickly or efficiently demand for our services can be made to produce any particular level of revenue or income for us.

We have no experience in managing expanding usage of our telephone services

In order for us to be financially successful and for the investors in this offering to realize a return on their investment, we will have to significantly expand the usage of our pre-paid phone service. However, we have no experience with managing growing local or regional, let alone state, telephone service operations. There is a significant possibility that managing the growth of our services will be more expensive and labor intensive than we currently anticipate. Any inability on our part to smoothly increase the number of customers that we handle and any technical problems with doing so could cause an interruption in service that might well result in a loss of revenue and a related decline in income.

Our business is potentially subject to regulations that could be adopted in the future

From time to time, bills which attempt to regulate various aspects of telephone service are introduced in Congress and various state legislatures. We expect that such bills will continue to be introduced from time to time. Also, state public utility commissions and other regulators of phone service change their rules from time to time. However, we have no way to predict whether any law or rule relating to the telephone service business which may ultimately enacted by a legislature or adopted by a governmental agency in the future will have an adverse impact on our operations or business plan.

Future developments in telephone service cannot be predicted

The history of the development of telephone service in the United States has been one of continuous development and change. We have no way of predicting how telephone service of various kinds may develop in the United States in the future or whether or how any such developments may affect our operations or business plan.

Our computers are subject to operational risks such as equipment failure

Equipment failure, software problems or other operational failures or problems, including hacking attacks, could adversely affect our operations and our financial condition.

Governmental regulation may adversely affect our profitability

There may be changes in federal, state or local governmental regulations or policies, in particular in relation to taxation, which could have a material adverse effect on our activities and financial success.

Our revenues and operating results may fluctuate.

Our revenues and operating results may fluctuate from quarter-to-quarter and year-to-year and are likely to continue to vary due to a number of factors, many of which are not within our control. Thus, revenues and operating results for any future period are not predictable with any significant degree of certainty. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance.

Fluctuations in our operating results and financial condition may occur due to a number of factors, including, but not limited to, those listed below and those identified throughout this "Risk Factors" section:

- the extent of turnover of our customers in any period;
- the degree of market acceptance of our services;
- development of new competitive services by others;
- our response to price competition;
- delays between our expenditures to develop and market services in new areas and the generation of sales from those services;
- changes in the amount we spend to promote our services;
- general economic and industry conditions that affect our potential customers; and
- changes in accounting rules and tax laws.

Due to the foregoing factors, you should not rely on quarter-to-quarter or year-to-year comparisons of our operating results as an indicator of future performance.

We may not be able to generate operating profits.

Since our inception, we have not generated operating profits. In the event that we are unable to execute on our business plan, we may be unable to generate profits in the future.

If the market does not develop as we expect, our revenues may stagnate or decline.

The marketplace for telephone service is dominated by large telephone service companies which make large investments in research and development which create continuing changes in phone equipment and service. If our approach of providing phone service to certain target customers does not gain market acceptance as an alternative to more expensive phone service providers for those customers, or if the marketplace adopts an alternative to our approach, we may not be able to increase or sustain the level of sales of our services, and our results of operations would be adversely affected as a result.

Our three principal stockholders will be able to exert substantial influence on the Company

Even after this offering, Norman George, Kim Peterson and Stephen Michels, if they act together, will own enough shares of our Common Stock and Preferred Stock to significantly influence the election of Directors and other decisions requiring a shareholder vote. See "Principal Stockholders."

We rely on our information technology systems to manage numerous aspects of our business and customer and supplier relationships, and a disruption of these systems could adversely affect our results of operations.

We depend on our information technology, or "IT," systems as the basis of our business and to manage numerous aspects of our business and provide analytical information to management. Our IT systems allow us to efficiently purchase products from our suppliers, provide procurement and logistic services, maintain cost-effective operations and provide superior service to our customers. Our IT systems are an essential component of our business and growth strategies, and a disruption to our IT systems could significantly limit our ability to manage and operate our business efficiently. These systems are vulnerable to, among other things, damage and interruption from power loss, including as a result of natural disasters, computer system and network failures, loss of telecommunication services, operator negligence, loss of data, security breaches and computer viruses. Any such disruption could adversely affect our results of operations.

We may not have adequate insurance for potential liabilities.

In the ordinary course of business, we may be subject to various claims, lawsuits and administrative proceedings seeking damages or other remedies arising out of our commercial operations. We maintain insurance to cover our potential exposure for most claims and losses. However, our insurance coverage is subject to various exclusions, self-retentions and deductibles, may be inadequate or unavailable to protect us fully, and may be cancelled or otherwise terminated by the insurer. Furthermore, we face the following additional risks under our insurance coverage:

- we may not be able to continue to obtain insurance coverage on commercially reasonable terms, or at all;
- we may be faced with types of liabilities that are not covered under our insurance policies, such as environmental contamination or terrorist attacks, and that exceed any amounts what we may have reserved for such liabilities;
- the amount of any liabilities that we may face may exceed our policy limits and any amounts we may have reserved for such liabilities; and
- we may incur losses resulting from interruption of our business that may not be fully covered under our insurance policies.

Even a partially uninsured claim of significant size, if successful, could materially adversely affect our business, financial condition, results of operations and liquidity. However, even if we successfully defend ourselves against any such claim, we could be forced to spend a substantial amount of money in litigation expenses, our management could be required to spend valuable time in the defense against these claims and our reputation could suffer, any of which could adversely affect our results of operations.

We are subject to competition from suppliers of prepaid non-data wireless services.

Some of our customers and potential customers could decide that they would prefer to obtain non-data phone service from sellers of prepaid phone cards or cell phones. The suppliers of prepaid phone cards or cell phones are generally larger than we are, with much larger financial resources and multiple sales outlets of various kinds. It is doubtful that we could compete with them for those customers. Further, if the Federal government changes the Lifeline program in ways in which providers of prepaid phone cards or cell phones find attractive, we would have difficulties competing with them which would adversely affect our ability to become or remain a viable business.

Risks Related to this Offering, the Securities Markets and Ownership of Our Common Stock

The shares of our Common Stock are subject to the Penny Stock Rules

Shares of our Common Stock are traded on the OTC Market Group (Pink), which may well make it difficult for a purchaser of them to sell all or a part of them when the purchaser wishes, or, if they can be sold, to get what the purchaser may consider to be an adequate price for them. The shares of our Common Stock are trading at prices which make them subject to the SEC's "Penny Stock Rules" which may also limit the liquidity of the Shares or adversely affect the price at which they can be sold or both. See "Description of Securities" below.

We cannot assure you that the market for our common stock will continue at its current trading volume or that the market price of shares of our common stock will not decline following this offering.

In addition, we cannot predict the prices at which our Common Stock will trade. The offering price for the Shares being sold in this offering has been determined by us based largely on our perception of the amount of money which we need to raise at this time to grow our company. We cannot assure you that the offering price per share will bear any relationship to the market price at which our Common Stock may trade after this offering.

We have broad discretion as to the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with certainty the particular uses to which we will put the net proceeds from this offering. Our management will have broad discretion in the application of the net proceeds, and we may use these proceeds in ways with which you may disagree or for purposes other than those contemplated at the time of the offering. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

The market price of our common stock may fluctuate significantly.

The market price and liquidity of the market for shares of our Common Stock that will prevail in the market after this offering may be higher or lower than the price you pay and may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

- significant volatility in the market price and trading volume of securities of companies in our sector, which is not necessarily related to the operating performance of these companies;
- the mix of services that we provide during any period;
- delays between our expenditures to develop and market our services and the generation of sales from those marketing efforts;
- changes in the amount that we spend to expand our service to new areas or to develop new services;
- changes in our expenditures to promote our services;
- announcements of acquisitions by us or one of our competitors;
- changes in regulatory policies or tax guidelines;
- changes or perceived changes in earnings or variations in operating results;
- any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts; and
- general economic trends and other external factors.

If equity research analysts do not publish research or reports about our business, or if they issue unfavorable commentary or downgrade our shares, the price of our shares could decline.

The trading market for our shares will rely in part on the research and reports that equity research analysts publish about us and our business. We do not have control over these analysts, and we do not have commitments from them to write research reports about us. The price of our shares could decline if one or more equity research analysts downgrades our shares, issues other unfavorable commentary, or ceases publishing reports about us or our business.

Future sales of our shares could reduce the market price of our shares.

The price of our shares could decline if there are substantial sales of our common stock, particularly by our directors or our executive officer, or when there is a large number of shares of our common stock available for sale. The perception in the public market that our stockholders might sell our shares could also depress the market price of our shares. If this occurs or continues it could impair our ability to raise additional capital through the sale of securities should we desire to do so.

Raising additional capital by issuing securities may cause dilution to our stockholders.

We may need or desire to raise substantial additional capital in the future. Our future capital requirements will depend on many factors, including, among others:

- Our degree of success in capturing a larger portion of the media services and advertising market;
- The costs of establishing or acquiring sales, marketing, and distribution capabilities for our services;
- The extent to which we acquire or invest in businesses, products, or technologies and other strategic relationships; and
- The costs of financing unanticipated working capital requirements and responding to competitive pressures.

If we raise additional funds by issuing equity or convertible debt securities, we will reduce the percentage ownership of our then-existing stockholders, and the holders of those newly-issued equity or convertible debt securities may have rights, preferences, or privileges senior to those possessed by our then-existing stockholders. Additionally, future sales of a substantial number of shares of our common stock or other equity-related securities in the public market could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity or equity-linked securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock.

We have never paid cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future. Therefore, if our share price does not appreciate, our investors may not gain and could potentially lose on their investment in our shares.

We have never declared or paid cash dividends on our common stock, nor do we anticipate paying any cash dividends on our share capital, after this offering and in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our shares will be investors' sole source of gain for the foreseeable future.

Provisions in our charter documents or Texas law may inhibit a takeover, which could adversely affect the value of our common stock.

Our certificate of formation and bylaws will contain, and Texas corporate law contains, provisions that could delay or prevent a change of control or changes in our management. These provisions will apply even if some of our stockholders consider the offer to be beneficial or favorable. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline. See "Description of Capital Stock."

PLAN OF DISTRIBUTION

The Shares to be offered in connection with this Offering will be offered by the officers of the Company through their contacts and word of mouth. The Company is not using a selling agent or finder in connection with this offering. There is no minimum amount to be raised in this Offering. Therefore, any proceeds from any sales of Shares will be retained by the Company.

In order to subscribe to purchase the Shares, a prospective Investor must complete, sign and deliver a Subscription Agreement to the Company and wire funds for its subscription amount in accordance with the instructions included in the Subscription Agreement which accompanies this Offering Statement.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Shares.

State Qualification and Suitability Standards

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to purchase any Shares in any jurisdiction in which, or to any person to whom, it would be unlawful to do so. An investment in the Shares involves substantial risks and possible loss by Investors of their entire investment. See "Risk Factors."

These Shares have not been qualified under the securities laws of any state or jurisdiction. We plan to qualify the Offering only in Texas, Wisconsin, New York, North Carolina and Florida and with such other state securities regulatory bodies as we may determine from time to time. We may also offer or sell Shares in other states in reliance on exemptions from registration requirements of the laws of those states.

Some of our offerees may be broker-dealers registered with the SEC under the Exchange Act, who may be interested in reselling our Shares to others. If so, they will have to comply with the regulations of the SEC and FINRA relating to underwriters.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of 10,000,000,000 Shares in this offering at an offering price of $0.01 per 100 Shares will be approximately $975,000.00 after deducting our estimated offering expenses of approximately $25,000.00.

We intend to use the net proceeds of this offering primarily to increase our marketing efforts, acquire additional infrastructure for the business, hire additional administrative staff and for general corporate purposes. Assuming that this Offering is fully sold, we intend to apply approximately $450,000 of the proceeds to increasing our marketing efforts, $130,000 to acquiring additional infrastructure for our business, $195,000 to hiring additional administrative staff and $200,000 to general corporate purposes.

In the event that we sell less than all of the Shares being offered, we intent to apply the proceeds approximately proportionally to our proposed use of proceeds for all four uses, with an emphasis on increasing the marketing efforts as quickly as possible and otherwise reacting to business opportunities and necessities that arise in the use categories.

In the event that any net proceeds are not immediately applied, we may temporarily hold them as cash, deposit them in banks or invest them in cash equivalents or securities.

DIVIDEND POLICY

We do not anticipate that we will declare or pay regular dividends on our common stock in the foreseeable future, as we generally intend to invest any future earnings in the development and growth of our business. Future dividends, if any, will be at the discretion of our Board of Directors and will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and conditions, legal requirements, any contractual obligations or limitations, and other factors that our Board of Directors deems relevant.

CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS

We are including the following discussion to inform you of some of the risks and uncertainties that can affect us.

This offering circular contains various statements, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, that are forward looking statements. The forward looking statements may include projections and estimates concerning the timing and success of specific projects and our future revenue, income and capital spending. Our forward looking statements are generally accompanied by words such as "may," "will," "expect," "intend," "estimate," "project," "predict," "believe," "expect," "anticipate," "potential," "plan," "goal" or other words that convey the uncertainty of future events or outcomes. The forward looking statements in this offering circular speak only as of the date of this offering circular; we disclaim any obligation to update these statements (unless required by securities laws), and we caution you not to unduly rely on them. We have based these forward looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties include, but are not limited to, the following:

- our strategy, including the expansion and growth of our operations;
- the impact of loss of key management;
- sufficiency of funds for required capital expenditures, working capital, and debt service;
- the adequacy of sources of liquidity;
- liabilities under laws and regulations protecting the environment;
- the impact of governmental laws and regulations;
- operating hazards, war, terrorism and cancellation or unavailability of insurance coverage; and
- the effect of litigation and contingencies.

These and other important factors, including those discussed under "Risk Factors" included elsewhere in this offering circular, may cause our actual results of operations to differ materially from any future results of operations expressed or implied by the forward looking statements contained in this offering circular. Before making a decision to purchase our common stock, you should carefully consider all of the factors identified in this offering circular that could cause actual results to differ from these forward looking statements.

You should rely only on the information contained or incorporated by reference in this offering circular. We have not authorized any other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information in this offering circular is accurate only as of the date on the front cover of this offering circular, regardless of the time of delivery of this offering circular or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

BUSINESS

Our Company

SW Innovative Holdings, Inc., d.b.a. Everybody's Phone Company© (the Company), offers local and long distance telephone service on a prepaid basis in the Houston, Texas area. Our local services include a "bare bones" product providing unlimited local dial tone and 911 emergency access, with the option of several customer calling features, for an additional fee, including Call Waiting, Caller ID, Call Forwarding and Speed Dialing. These features may be purchased individually or in a package at reduced rates.

History

We were incorporated as Everybody's Phone Company in Texas on September 3, 2003. We changed our name to SW Innovative Holdings, Inc. on July 21, 2014.

Our Business

For people living in 21st Century America, having a telephone connection is a necessity not a luxury, and the need for telephone service seems to continue to grow. Getting a job, renting an apartment, getting medical help for yourself or a family member, keeping track of your children, reaching the police plus hundreds of other needs of ordinary life require access to phone service. Rich or poor, the need for telephone service is a constant aspect of life, and one which has virtually no substitute. Further, with the virtual elimination of payphones, people need to have either their own landline phone service or wireless service.

For the majority of people, getting phone service is easy. They contact one of the large phone companies and purchase landline or wireless service. To do this they need to have an establish credit record with the phone company or provide a deposit or other credit enhancement which causes the phone company to feel comfortable that it will be paid for the service which it will provide. That service is provided on the basis of billing after service use, which is why potential new customers need to satisfy the phone company's credit approval process. For the phone companies the cost of this credit approval activity and the losses from the occasional failure of customers to pay is worth it because their phone service customers generally use enough phone services at a high enough price to the customer to more than cover these costs.

For people who have credit history problems or bad credit or no credit and also lack the ability to provide the phone company with a significant cash deposit, getting needed phone service from phone companies is virtually impossible. Nonetheless, those potential customers need phone service. An unemployed person without phone service is very likely to remain unemployed. Renting an apartment is very difficult if the rental agent can't call the potential renter back. The examples are endless.

Our business is to provide phone service to our customer on terms that the large number of people who can't qualify for service from the large phone companies can afford. For both our company and our customers, the answer is pre-paid service.

We sell pre-paid local and long distance phone service, called "plain old telephone service" (POTS), to those whose want this hone service, but cannot qualify for, or afford the costs of, phone line service or data service as provided by one of the big telephone companies. Thus, our target customers are those who are credit disadvantaged or small businesses. Many of these people need the convenience of being able to use a phone service for a few months, drop it for a month or two, and then resume using it as circumstances permit, all without a lot of bureaucracy or complications. We provide that service.

We provide landline telephone service to our customers using the existing landlines installed and owned by AT&T or Verizon (collectively, the "Service Providers"). Thus, we can be a phone service provider without having to incur the very large costs inherent in creating a telephone company from the ground up. Instead of doing that, we have entered into agreements with the Service Providers which allow us to service our customers without the cost of owning all the hardware involved in providing local and long distance phone service. Also, as a result of this arrangement, it is the Service Providers, and not us, who are responsible for maintaining the landlines in accordance with the rule of the Texas Public Utility Commission (the "PUC").

Thus, our business consists of finding customers, collecting fees for service from the customers and assisting them with any technical problems they may have that are not the responsibility of the Service Providers. Presently, we run our business with three employees. Much of our business is handled by computers, in part because the Service Providers want us to do so.

As a practical matter, the large telephone companies do not want to service these customers and are happy to work with us in servicing those customers. Thus, a large part of our competitive advantage is that the large telephone companies don't want to deal with our target customers.

We acquire telephone service from the Service Providers at a deeply discounted rate, which enables us to resell phone services at rates which provide a comfortable profit margin. We also provide customers with custom calling features for an additional fee. These services include call waiting, caller ID, call forwarding and speed dialing. We provide our customers with the convenience of paying with cash, credit card or debit card and at ACE check cashing which has over 400 locations across the state of Texas.

We are licensed by the PUC to resell telephone services throughout the state. Once we achieve critical mass in Texas, we hope to expand its product offerings to other states. In January 2009, we entered into a reseller agreement with AT&T covering 22 U.S. states. However, before we can begin to market our pre-paid home telephone service in any state, we must get approval from the applicable state that it wants to expand to. There can be no assurance that any state where we may in the future file an application to provide telephone service will approve that application.

Approximately, 75% of our customers participate in the Lifeline program. Since 1985, the Lifeline program has provided a discount phone service for qualifying low-income persons to ensure that all Americans have the opportunities and security that phone service brings, including being able to connect to jobs, family and emergency services. In 2005, Lifeline discounts were made available to qualifying low-income consumers on pre-paid data service plans, in addition to traditional landline service.

The Lifeline program is available to eligible low-income people in every state, territory, commonwealth, and on Tribal lands. People with proper proof of eligibility may be qualified to enroll. To participate in the program, people must have an income that is at or below 135% of the federal Poverty Guidelines or participate in a qualifying state, federal or Tribal assistance program such as:

- Medicaid;
- Supplemental Nutrition Assistance Program (Food Stamps or SNAP);
- Supplemental Security Income (SSI);
- Federal Public House Assistance (Section 8); and
- Low-Income Home Energy Assistance Program (LIHEAP).

Federal rules prohibit eligible low-income people from receiving more than one Lifeline discount per household. An eligible person may receive a discount on either a wireline or data service, but not both. A person whose household currently is receiving more than one Lifeline service must select a single Lifeline provider and contact the other provider to de-enroll from their program.

The Lifeline program is administered by the Universal Service Administrative Company (USAC). USAC is responsible for data collection and maintenance, support calculation, and disbursement for the low-income program. USAC's website provides information regarding administrative aspects of the low-income program, as well as program requirements.

Our Challenge

We have experienced significant losses in each of the past three years. We believe these losses are in large part due to two things: investment in the development of our proprietary technologies and operating systems and investment in our infrastructure so as to use the phone service provided to us by our Service Providers.

Our investment in the development of our proprietary technologies and operating systems involved the following:

a. the development of "cloud" based software to automate the back office functions of the business; and

b. hiring a of a "bulk mailing service" to print and mail monthly statements to subscribers.

Our infrastructure expenses were related to outfitting our offices and purchasing equipment for providing our services.

In addition, we incurred operating expenses associated with the start-up of our operations and significant legal, accounting/audit and reporting expenses.

We believe that in order to grow our company and make it profitable, we need to hire a staff of full-time sales people and improve our infrastructure so that it can support a growing company with an expanding number of customers. We plan to use the proceeds of this offering primarily to accomplish those goals.

Our experience with finding customers is that potential customers often find the concept of our pre-paid telephone services interesting. However, because we lack a staff of sales people and the funds to do targeted advertising to potential customers to sell those services, we have not been able to reach many potential customers. We believe that if we had a dedicated sales force of our own, we would be able to reach a significant portion of our potential customers. Likewise, with sufficient funds, we could advertise is certain publications and media which serve our potential customers. Our hope is to have a full time sales force of at least 4 sales people by March 31, 2014. We estimate that we need approximately 1,000 customers in order to become profitable.

Our Business Strategy

The principle elements of our business strategy include:

• **Offer Competitively Priced Services.** The key to selling our phone services is to price them so they are attractive to our customers. The current pricing structure of, and financial requirements for, obtaining phone service from the large phone service providers is more expensive and complicated than a significant number of people can deal with. Because of our arrangements with our Service Providers we can offer phone services to our customers at prices and on terms which they can afford and which fit their circumstances.

• **Improve Our Marketing to Our Primary Target Customers**. Our experience to date has convinced us that there is a demand for our pre-paid phone services. Our contacts with those people have shown us that many of them would like to have an alternative phone service that fits into their economic circumstances. We believe that if we can reach those customers with our marketing message, many of them will be interested in using our services.

• **Establish Our Own Sales Force.** Our experience has shown that we need our own dedicated sales force in order to have sales people who are motivated to and focused on marketing our services. We need a large enough sales force to reach many more of our target customers if we are to reach our goal of having a minimum of 1,000 customers in Houston.

• **Create Multi-Channels of Sales Including Direct and Indirect Sales Channels.** We intend to establish a direct sales team which will pursue phone sales messages, direct mail and personal contact in places where we believe there are likely to be significant numbers of potential customers. In addition, we intend to pursue indirect marketing efforts through various media. Our goal is to target our media usage to those most likely to be want to use our services.

• **Target Select Niche Markets Beyond Our Current Customers.** We believe that our services will be attract to certain niche markets such as people who are home bound or senior citizens who only want to pay for minimal phone service since that is all they use. While the majority of phone service uses want lots of services and options on their phones, we believe that there is a significant sub-market in people who want simpler phones and fewer services. We plan to make these people aware that we have services that meet their needs.

• **Provide Data Services To Our Customers.** We believe that there is a market for internet/data services among our target customers. We could provide this service by reselling data services from one of the large phone companies. While we would like to provide this service, getting started doing that would require cash deposits to gain access to the service network which we currently cannot afford. We are hopeful that the expansion of our business which we anticipate if this offering is successful will provide the cash necessary to expand our offerings into data services.

Our Competitive Strengths

We believe that our competitive strengths include:

• **Our Services are Cost Competitive.** The terms under which we purchase phone services from our Service Providers allow us to offer cost competitive phone services to our customers, while maintaining a comfortable margin for our business. Likewise, the Lifeline program has the effect of reducing our costs of providing that service to qualified customers.

• **No Deposit Required; No Credit Check.** Not only can we provide phone service at reasonable prices, but we simplify the process of signing up for our services. Since those services are pre-paid, we don't need to require deposits from or credit checks of potential customers. This makes our services available to people who want and need them, but can't comply with the large phone companies' credit evaluation processes.

• **Customers Only Pay For The Services They Want.** Because our customers pay for phone services in advance, they can control how much they spend on that service. They can also terminate service for a month or more, if necessary, and then easily start it up again. That flexibility is attractive to people, for example, whose income is uncertain or who are away from home with some frequency for whatever reason.

• **We Provide Service Even To Customers Who Owe Money To Their Old Home Telephone Service Provider.** Because our services are prepaid, we are not concerned about a customer's credit history. This flexibility makes us attractive to customers who need phone service but are still resolving credit issues with their previous phone service provider.

Marketing and Sales

We market our services through the Everybody's Phone Company brand. We are looking to hire a full-time sales force to sell our services. Presently, we are only marketing our services in the Houston, Texas area, where we are located. With the proceeds of this Offering, we hope to significantly increase our market area and then being sales in other cities in Texas through the use of a larger sales force.

As our customer base grows and it becomes attractive to do so, we plan to approach retail stores frequented by our target customers and encourage them to tell their customers about our services, in exchange for some payment.

Also, we plan to approach certain charitable organizations which work with people who need our services, such as the elderly or people who are housebound, who don't have phone service but need it.

Finally, we plan to market our services to those who don't use many of the features of smartphones and similar devices and really only want a simply way to make phone calls as needed. While many people are heavy users of the many features of today's wireless phone, we think many people don't like paying for features and services they don't need. The large phone companies dominate the multi-feature phone service market, and it is not our intention to complete with them. Our target market is those who just want pre-paid service for a limited number of features.

Employees

The Company's active business operations currently employ three people all of whom are full-time employees. We staff our projects with independent contractors who are hired for specific projects and tasks.

Customers

As of August 30 2014, we have approximately 100 customers, all of whom are individuals. No customer is significantly large than any of the others.

Intellectual Property

The Company has registered the trademark "Everybody's Phone Company" with the US Patent and Trademark Office.

Government Regulation

Our business is heavily regulated by the Federal Communication Commission and the Texas Public Utility Commission. We do not anticipate any new regulations that would have a material effect on our business as currently conducted or as proposed to be conducted. We do not anticipate having any material expenses relating to compliance with environmental laws in the future.

Properties

Our office, which is rented, is located at 6666 Harwin Drive, Suite 664, Houston, Texas 77036, and consists of approximately 1,000 sq. ft. The Company believes that its office is adequate for its needs for the present.

Legal Proceedings

We are not currently a party to any material legal proceedings. From time to time we may be involved in legal claims or proceedings that arise out of the ordinary course of business.

OUR MANAGEMENT

Mr. Norman George is our President and a Director and is 74. He was formally the Director and Chief Financial Officer of Affordable Telecommunications Technology Corporation (ATCT.pk) a publicly traded small cap stock on the "Pink Sheets" exchange. Mr. George was hired as Chief Financial Officer of ATCT on September 1, 1998. Prior to joining the Affordable Telecommunications Technology Corporation, he was self - employed with ownership interest in numerous retail companies over the past thirty (30) years. Peat, Marwick and Mitchell formerly employed Mr. George for 5 years as a retail consultant. He is a graduate of the University of Texas with a degree in Accounting.

Stephen Michels is our Vice President of Sales and a Director and is 60. He is a successful business owner; Mr. Michels is a United States Army veteran. He has launched many business associated with advertising/marketing and printing business during the past 35 years.

Compensation of Officers and Directors

Mr. George's and Mr. Michels' salaries for their services to our Company are paid monthly in cash at the rate of $4,000.00 and $1,500.00, respectively.

Because we only have two (2) Directors, we do not have a Compensation Committee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGERS

The following table sets forth information as of June 30, 2014, regarding the beneficial ownership of shares of our Common Stock by our sole director, by our only executive officers, and by our current director and executive officer as a group and by each person known to us to own 5% or more of those shares. Except as otherwise noted in the footnotes below, each person below has sole voting and investment power with respect to such securities.

Name	Number of Shares Beneficially Owned	Percentage of Class
Norman George*	87,140,000	28.07
Kim T. Peterson	72,144,160	23.24
Stephen Michel**	39,005,000	12.57

*President and Director
**Vice President and Director

In addition, Messrs. George, Peterson and Michel own all 60,000 issued and outstanding shares of our Class A Preferred Stock (the "Class A Shares"). Among other features, each share of Preferred Stock is entitled to 550,000 per share on any matter that is voted on by our shareholders, including the election of Directors. As a result, even if all of the shares being offered for sale by this Offering Circular are sold, those three persons will be significantly affect, although not control, the election of the directors of our Company and the outcome of any vote on any other matter, if they all vote together. There is, however, no voting or other agreement in existence which would require them to so vote.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Other than the sale of shares of common stock and preferred stock to our two officers and to Mr. Peterson, who is a holder of over 10% of the our common stock, there have not been any related party transactions.

MARKET FOR AND DIVIDENDS ON OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS.

Market Information

The principal market for shares of the Company's Common Stock is the OTC Markets Group (Pink). OTC Markets Group is not an exchange or an automated quotation system operated by a registered securities system.

As of September 30, 2014, an aggregate of 517,755,528 shares of our Common Stock were issued and outstanding and were owned by approximately 53 holders of record, based on information provided by our transfer agent.

Penny Stock Considerations

Our shares are "penny stocks", which term is generally defined under the Securities Exchange Act of 1934 to mean equity securities with a price of less than $5.00. Our shares are thus subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock, such as shares of our Common Stock.

Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer or accredited investor must make a special suitability determination regarding the purchaser and must receive the purchaser's written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt. Generally, an individual with a net worth in excess of $1,000,000, or annual income exceeding $100,000 individually or $400,340 together with his or her spouse, is considered an accredited investor. In addition, under the penny stock regulations the broker-dealer is required to:

- Deliver, prior to any transaction involving a penny stock, a disclosure schedule in the form prescribed by the Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;

- Disclose the commissions payable to the broker-dealer and its registered representatives and the current bid and offer quotations for the securities;

• Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer's account, the account's value and information regarding the limited market in penny stocks; and

• Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction, prior to conducting any penny stock transaction in the customer's account.

Because of these regulations, broker-dealers may encounter difficulties in their attempts to sell shares of our common stock, which may affect the ability of stockholders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements may impede the sale of shares of our Common Stock. In addition, these rules mean that the liquidity of our shares may be adversely affected, with a corresponding decrease in the available price of our shares.

Dividends

We have never paid a dividend and have no present intention of doing so. To the extent we have any income, we intend to reinvest it in the business. The decision to pay a dividend on the Common Stock and if so, when and in what amount will be made by the Board of Directors

DESCRIPTION OF CAPITAL STOCK

This description is a summary only and is subject to the complete text of our Restated Certificate of Formation and bylaws, forms of which we have filed as exhibits to the Offering Statement of which this Offering Circular is a part.

Our authorized capital stock will consist of 15,000,000,000 shares of common stock, par value $0.0001 per share, and 50,000,000 shares of preferred stock, par value $1.00 per share.

Common Stock

Each share of Common Stock entitles the holder to one vote on all matters on which holders are permitted to vote, including the election of directors. They do not have cumulative voting rights. Accordingly, holders of a majority of shares entitled to vote in an election of directors are able to elect all of the directors standing for election.

Subject to preferences that may be applicable to any outstanding preferred stock, the holders of the Common Stock will share equally on a per share basis any dividends when, as and if declared by the Board of Directors out of funds legally available for that purpose. If we are liquidated, dissolved or wound up, the holders of our Common Stock will be entitled to a ratable share of any distribution to stockholders, after satisfaction of all of our liabilities and of the prior rights of any outstanding class of our preferred stock. Shares of our Common Stock carry no preemptive or other subscription rights to purchase additional shares of our Common Stock and are not convertible, redeemable or assessable.

Preferred Stock

Our Board of Directors has the authority, without shareholder approval, to issue shares of preferred stock from time to time in one or more series and to fix the number of shares and terms of each such series. The Board may determine the designation and other terms of each series, including, among others:

- dividend rates;
- whether dividends will be cumulative or non-cumulative;
- redemption rights;
- liquidation rights;
- sinking fund provisions;
- conversion or exchange rights; and
- voting rights.

The issuance of preferred stock, while providing us with flexibility in connection with possible acquisitions and other corporate purposes, could reduce the relative voting power of holders of our common stock. It could also affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation.

The issuance of shares of capital stock, or the issuance of rights to purchase shares of capital stock, could be used to discourage an attempt to obtain control of our company. For example, if, in the exercise of its fiduciary obligations, our Board of Directors determined that a takeover proposal was not in the best interest of our shareholders, the Board could authorize the issuance of preferred stock or Common Stock without shareholder approval. The shares could be issued in one or more transactions that might prevent or make the completion of the change of control transaction more difficult or costly by:

- diluting the voting or other rights of the proposed acquirer or insurgent shareholder group;
- creating a substantial voting bloc in institutional or other hands that might undertake to support the position of the incumbent board; or
- effecting an acquisition that might complicate or preclude the takeover.

In this regard, our certificate of incorporation grants our Board of Directors broad power to establish the rights and preferences of the authorized and unissued preferred stock. Our Board could establish one or more series of preferred stock that entitle holders to:

- vote separately as a class on any proposed merger or consolidation;
- cast a proportionately larger vote together with our common stock on any transaction or for all purposes;
- elect directors having terms of office or voting rights greater than those of other directors;
- convert preferred stock into a greater number of shares of our common stock or other securities;
- demand redemption at a specified price under prescribed circumstances related to a change of control of our company; or
- exercise other rights designed to impede a takeover.

Alternatively, a change of control transaction deemed by the board to be in the best interest of our shareholders could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the shareholders.

Class A Preferred Stock

Our Board of Directors has created a class of preferred stock designated as the Class A Preferred Stock ("Class A Shares"). Class A Shares have a preference in any liquidation of our Company of $.05 per share, which is to be paid before any distribution is made to shares of Common Stock. Class A Shares do not have a fixed dividend, but can be receive dividends at any time dividends are paid to shares of Common Stock, provided the Board of Directors declares a dividend on the Class A Shares and provided that the dividend per share on Class A Shares cannot exceed the dividend per share paid at the same time on shares of Common Stock. Class A Shares carry no preemptive or other subscription rights to purchase shares of our stock and are not convertible, redeemable or assessable. Class A Shares are entitled to 550,000 votes per share on any matter which requires a vote of the shareholders.

CERTIFICATE OF INCORPORATION AND BYLAWS

Election and Removal of Directors

Under our Bylaws, our Board of Directors is to consist of between one and nine directors, the exact number of directors is fixed by the Board. Currently, we have two directors, and there will be two directors until the directors or share, by majority vote, increase the number of directors. The directors may be removed for cause by the shareholders, at a special meeting called for that purposes, by an affirmative vote of shares representing a majority of the shares then entitled to vote at an election of directors. Any vacancy occurring on the board of directors and any newly created directorship may be filled by majority vote of the shareholders or directors in office.

Stockholder Meetings

Our bylaws provide that special meetings of our shareholders may be called only by a majority of the directors, or such persons authorized by the Board of Directors.

Shareholder Action by Written Consent

Our bylaws provide that holders of our common stock are able to act by written consent without a meeting, as provided in the Business Organization Code of the State of Texas.

Amendment of Certificate of Incorporation

The affirmative vote of at least a majority of the voting power of our outstanding shares of stock will be required to amend our certificate of incorporation.

Amendment of Bylaws

Our bylaws may generally be altered, amended or repealed, and new bylaws adopted with:

- The affirmative vote of a majority of directors present at any regular or special meeting of the Board of Directors called for that purpose; or

- The affirmative vote of a majority of the voting power of our outstanding shares of voting stock.

Limitation of Liability of Directors and Officers

Our bylaws provide that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as director, except as required by applicable laws, as in effect from time to time. Currently, Texas law required that liability be imposed for the following:

- Any breach of the director's duty of loyalty to our company or our stockholders;
- Any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;
- Unlawful payments of dividends or unlawful stock repurchases or redemptions; and
- Any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our shareholders have the right, through shareholders' derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our certificate of incorporation and bylaws provide that, to the fullest extent permitted by law, we may, if so authorized on a case by case basis by majority vote of the board of directors, indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys' fees, incurred by a person indemnified by this provision when we received an undertaking to repay such amounts if it is ultimately determined that the person is entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Olde Monmouth Stock Transfer, Inc.

PART F/S

Index to Financial Statements

SW INNOVATIVE HOLDINGS, INC.

(Formally known as Everybody's Phone Company)

(A Development-Stage Company)

BALANCE SHEET

Unaudited

ASSETS	As of Sept 30, 2014
Cash	15,682
Accounts receivable	7,719
Prepaid expenses	1,875
Total Current Assets	25,156
Property and equipment, net	7,821
Investments	52,000
Deposit	-
TOTAL ASSETS	85,097
LIABILITIES AND SHAREHOLDERS' DEFICIT	
LIABILITIES	
Accounts payable and accruals	130,999
Convertible notes payable - related parties	-
Derivative liability on convertible notes payable	-
Note payable - short term	106,468
Total Current Liabilities	234,467
Long Term Liabilities	
Note payable - long term	-
TOTAL LIABILITIES	237,467
Commitments and Contingencies	
STOCKHOLDERS' DEFICIT	
Preferred stock, $1.00 par value; 50,000,000 shares authorized; 60,000 shares issued and outstanding as of Sept 30, 2014	60,000
common stock .0001 par value 15,000,000,000 shares authorized, 517,755,528 shares issued and outstanding as of September 30, 2014*	51,776
Additional paid in capital	3,446,721
Deficit accumulated during the development stage	-3,707,867
TOTAL STOCKHOLDERS' DEFICIT	-149,370
TOTAL LIABILITIES & STOCKHOLDERS' DEFICIT	85,097

*On June 13, 2014, the Company changed its par value from $.00001 to $0001 and the results of this change are reflected in the Stockholder's Deficit section of this Balance Sheet.

SW INNOVATIVE HOLDINGS, INC.
(Formally known as Everybody's Phone Company)
(A Development-Stage Company)
STATEMENTS OF OPERATIONS
Unaudited

	As of September 30, 2014	For the Period from Sept. 3, 2003 (Inception) through Sept. 30, 2014
Revenue	29,338	73,107
Cost of services sold	16,957	48,007
Gross profit (loss)	12,381	25,100
Operating expenses:		
Payroll expense	89,161	829,543
Professional fees	32,198	2,096,694
Rent	13,016	149,185
Advertising	12,914	55,010
Investor relations	-	-
Telephone	2,236	31,217
Depreciation	1,341	12,459
Taxes	357	1,920
Miscellaneous	17,083	51,520
Bank charges	235	2,792
Dues and subscriptions	-	3,829
Postage	1,884	9,646
Printing	-	2,870
Repairs	227	2,937
Auto expense	3,000	9,870
Travel	1,348	13,797
Office	968	13,600
Total operating expenses	175,968	3,286,889
	-	
Operating loss	-163,587	-3,261,789
Interest and other income (expense)	20	-88,010
Interest expense	-5,579	44,498
Amortization of debt discount	-	841,264
Gain (loss) on fair value of derivative	-	-351,674
Gain (loss) on sale of investment	-	-
		-
Total Interest and other income (expense)	-	446,078
		-
Loss before income taxes	-169,146	-3,707,867
Income taxes	-	
Net loss	-169,146	-3,707,867
Loss per share	0.00055	
Weighted average number of shares outstanding	307,277,678	

SW INNOVATIVE HOLDINGS, INC.

(Formally known as Everybody's Phone Company)

(A Development-Stage Company)

STATEMENTS OF CASH FLOWS

Unaudited

	For the Nine Months Ending Sept 30, 2014	For the Period from September 3, 2003 (Inception) through Sept. 30, 2014
Cash flows generated by (used in) operating activities:		
Net loss	-169,146	-3,707,867
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	1,341	12,457
Common stock issued for services	3,310	1,672,686
Amortization of debt discount	-	841,262
Gain(loss) on derivative liability	-	-351,674
Gain on sale of Investment	-	-40,229
Changes in operating assets and liabilities:		
(Increase) in accounts receivable	-7,617	-7,719
(Increase) in prepaid expenses	-1,000	-1,000
(Increase) in deposits	9,681	-876
Increase (decrease) in accounts payable and accruals	9,019	97,736
Cash flows used in operating activities	-154,412	-1,485,224
Cash flows generated by (used in) investing activities:		
Purchase of equipment	-	
Purchase of investments	-	
Proceeds from sale of investments	-	
Cash flows used in investing activities:	-	
Cash flows generated by (used in) financing activities:		
Advances under notes payable	130,357	1,773,697
Repayments of notes payable	-18,736	-772,412
Common stock issued for cash	52,796	471,671
Preferred stock issued for cash	-	
Cash flows generated by financing activities:	164,417	1,500,906
Net change in cash and cash equivalents	10,005	15,682
Cash and cash equivalents, beginning of period	5,677	0
Cash and cash equivalents, end of period	15,682	15,682

SW INNOVATIVE HOLDINGS; INC.
(Formally Known as Everybody's Phone Company)
(A Development-Stage Company)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE PERIOD FROM DECEMBER 31, 2012 TO September 30, 2014
Unaudited

	Preferred Stock		Common Stock		Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount			
Balance at December 31, 2012 carried forward	30,000	$30,000	751,526,695	$751,527	$2,291,392	($3,368,017)	($295,098)
Common stock issued for cash at $0.000133 per share on January 11, 2013	-	-	75,000,000	75,000	-65,000		10,000
Common stock issued for cash at $0.000073 per share on February 6, 2013	-	-	106,000,000	106,000	-98,250		7,750
Common stock issued for services at $0.001 per share on February 7, 2013	-	-	11,691,000	11,691,			11,691
Common stock issued on conversion of debt for related parties at 0.001 per share on February 7, 2013			234,309,000	234,309			234,309
Common stock issued for cash at $0.000051 per share on February 14, 2013	-	-	117,000,000	117,000	-111,000		6,000
Common stock issued for cash at $0.000064 per share on February 21, 2013	-	-	140,000,000	140,000	-131,000		9,000
Preferred stock issued for cash at $1.00 per share on March 31, 2013	30,000	30,000					
Reverse stock split 1,000:1 July 22, 2013	-	-	1,435,526	-1,434,090	1,434,090		
Common stock issued for services at $0.001 per share on August 26, 2013	-	-	30,000,000	30,000			30,000
Common stock issued for services at $0.001 per share on September 10, 2013	-	-	72,000,000	72,000			72,000
Common stock for cash issued at $0.001 per share on September 23, 2013	-	-	40,000,000	40,000	-6,500		33,500
Treasury Stock	-	-	-	-	-27,100		27,100
Net (Loss) for the years ended December 31, 2013	-	-	-	-		-170,787	-170,787
Balance at December 31, 2013	60,000	60,000	143,435,526	143,436	3,246,719	-3,538,720	-88,566

Change Par Value January 4, 2014 from .001 to .00001	-	-		-142,001	142,001	-	
Common stock for cash issued at $0.00001 per share on February 21, 2014	-	-	30,000,000	300	49,700	-	50,000
Common stock issued for services at $0.00001 per share on May 15, 2014	-	-	131,000,000	1,310		-	1,310
Cancelled shares @ .00001 May 30, 2014	-	-	-22,000,000	-220	220	-	
Change Par Value June 13, 2014 from .00001 to .0001	-	-	-	25,419	-25,419	-	
Common stock issued for cash at $0.0001 per share on June 17, 2014	-	-	27,960,000	2,796		-	2,796
Net (Loss) for through June 30, 2014	-	-	-	-	-	-93,056	-93,056
Balance June 30, 2014	60,000	60,000	310,395,526	31,040	3,446,721	-3,631,676	-93,915
Common stock issued for services at .0001 on 7/2/14			20,000,000	2,000			2,000
Common Stock issued on conversion of debt at .0001 per share on 7/18/14			27,960,000	2,796			2,796
Common Stock issued on conversion of debt at .0001 per share on 7/24/14			37,650,000	3,765			3,765
Common Stock issued on conversion of debt at .0001 per share on 8/11/14			39,000,000	3,900			3,900
Common Stock issued on conversion of debt at .0001 per share on 9/11/14			39,500,000	3,950			3,950
Common Stock issued on conversion of debt at .0001 per share on 9/25/14			43,250,000	4,325			4,325
Net Loss through September 30, 2014						-76,191	-76,191
Balance September 30, 2014	60,000	60,000	517,755,528	51,776	3,446,721	-3,707,867	-149,370

SW Innovative Holdings, Inc.

(Formally known as "Everybody's Phone Company")
(A development stage company)
NOTES TO FINANCIAL RESULTS AS OF September 30, 2014
Unaudited

1. NATURE OF OPERATIONS

Everybody's Phone Company, Inc. ("Everybody's Phone Company", "the Company", "we" or "us") was incorporated in the State of Texas on September 3, 2003.

The Company sells prepaid, unlimited local (dial tone) telephone service to the residential market, primarily in greater Houston. The Company is fully licensed by the Texas Public Utility Commission to resell telephone services throughout the State. Once the Company achieves critical mass in Texas, it plans to expand its prepaid telecommunications product offerings nationwide.

The Company is in the development stage with no significant revenues and a limited operating history.

The Company's shares of common stock are quoted on the OTC Pink Marketplace under the symbol SWHI.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America and are presented in US dollars. The Company's year-end is December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires that management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Development Stage Company

The Company is a development stage enterprise in accordance with ACS 915 "*Development Stage Entities.*" We have been in the development stage since Inception (September 3, 2003). Among the disclosures required as a development stage company are that its financial statements are identified as those of a development stage company, and that the statements of operations, changes in stockholders' deficit and cash flows disclose activity since the date of its Inception (September 3, 2003) as a development stage company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONT.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturity of three months or less to be cash equivalents.

Fixed Assets

The Company's fixed assets represent furniture and computer equipment that is has purchased and are being depreciated over their estimated useful lives of 5 - 10 years.

Financial Instruments

Fair value measurements are determined based on the assumptions that market participants would use in pricing an asset or liability. ASC 820-10 *"Fair Value Measurements and Disclosures"* ("ASC 820-10") establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. ASC 820 establishes a fair value hierarchy that prioritizes the use of inputs used in valuation methodologies into the following three levels:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and must be used to measure fair value whenever available.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability. For example, level 3 inputs would relate to forecasts of future earnings and cash flows used in a discounted future cash flows method.

The carrying values of accounts receivable, prepaid expenses, accounts payable, accruals and convertible notes payable approximate their fair value due to the short-term maturities of these instruments.

Revenue Recognition

The Company generates its revenue from the sale of prepaid, unlimited local (dial tone) telephone service. Revenue is recognized in accordance with Staff Accounting Bulletin ("SAB") No. 104, "*Revenue Recognition*", when the following criteria are met: persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable.

All our bills are due on the 5th of each month and payment is made by credit cards, debit cards, Ace Cash Express and/or money orders. Revenue is recognized on the accrual basis and as earned.

Advertising cost

Advertising costs were expensed as incurred. Advertising costs of $5,751 and $12,914 were incurred in the twelve months ending December 31, 2013 and September 30, 2014, respectively.

Comprehensive Income (Loss)

Comprehensive income is defined as all changes in stockholders' equity (deficit), exclusive of transactions with owners, such as capital investments. Comprehensive income includes net income or loss, changes in certain assets and liabilities that are reported directly in equity such as translation adjustments on investments in foreign subsidiaries and unrealized gains (losses) on available-for-sale securities. From the Company's Inception (September 3, 2003) to September 30, 2014, there were no differences between its comprehensive loss and net loss.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740 "*Income Taxes*" ("ASC 740"). Under ASC 740, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. Under ASC 740, the impact of an uncertain tax position on the income tax return may only be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority.

Basic and Diluted Net Income (Loss) per Share

The Company computes net income (loss) per share in accordance with ASC 260, "*Earnings per Share*" which requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method, and convertible preferred stock, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive. During the period Inception (September 3, 2003) to September 30, 2014, there were potentially shares issuable under conversion privileges attached to convertible promissory notes payable. The common share equivalents of these securities have not been included in the calculations of loss per share because such inclusions would have an anti-dilutive effect as the Company has incurred losses in the period Inception (September 3, 2003) to September 30, 2014.

Business Segments

The Company believes that its activities during the period Inception (September 3, 2003) to September 30, 2014 comprised a single segment.

Stock-based Compensation

The Company accounts for all stock-based payments to employees and non-employees under ASC 718 "Stock Compensation," using the fair value based method. Under the fair value method, stock-based payments are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Recent Accounting Pronouncements

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and does not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

3. GOING CONCERN AND LIQUIDITY

At September 30, 2014, the Company had cash of $15,682, total assets of $85,097, no profitable business activities or other source of income, liabilities of $234,467 and had incurred losses since Inception (September 3, 2003).

The Company anticipates future losses in the development of its business. As a result, there is substantial doubt as to its ability to continue as a going concern.

The Company's ability to continue as a going concern is dependent upon the Company generating profitable operations in the future and, or, obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. There is no assurance that this series of events will be satisfactorily completed. As a result there is substantial doubt as to our ability to continue as a going concern.

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

4. FIXED ASSETS

As at December 31, 2013 and September 30, 2014, the balance of fixed assets was as follows:

	Dec. 31, 2013		Sept. 30, 2014	
Furniture	$	10,177	$	10,177
Computer equipment		3,806		3,806
Accumulated depreciation		(4,821)		(6,162)
Net book value	$	9,162	$	7,821

Depreciation expense for the years ended December 31, 2013 and September 30, 2014 was $1,788 and $1,341, respectively.

5. INVESTMENT

In April 2011, the Company, together with three other shareholders in the Company, acquired as an investment a $99,000 mortgage secured a single family home in Florida, valued at approximately $127,000. The Company acquired $52,000 of the total $99,000 mortgage acquired by the four investors as a group. The Company has not received any interest on the mortgage it acquired and has not incurred any expense related to the mortgage. While the mortgage is in default, no provision has been made against the carrying value of the mortgage as it is believed that the mortgage will be repaid in full once the property has been foreclosed on. No legal action has been taken as yet to foreclose on the property pending agreement by all four of the owners of the mortgage.

6. NOTE PAYABLE

On June 14, 2014 a non-affiliate lender sold the $50,000 convertible debt obligation of the Company, which is convertible into shares of Company common stock at a conversion price of $0.0001 per share, to another non-affiliate, Beaufort Capital, L.L.C. This debt will be paid to Beaufort Capital, L.L.C. through the conversion of the debt into shares of the Company's common stock from time to time.

On June 27, 2014 the Company received a $75,000 loan from a non-affiliate with a maturity date of June 27, 2015 and an interest rate of 12% per annum. This loan can be repaid in cash or shares of common stock at a conversion price of $.0001.

7. COMMITMENTS AND CONTINGENCIES

Leases and Long term Contracts

The Company has not entered into any long term leases, contracts or commitments.

Legal

To the best of the Company's knowledge and belief, no legal proceedings are currently pending or threatened.

8. SHAREHOLDERS' DEFICIT

Preferred stock

The Company is authorized to issue 50,000,000 shares of $1.00 par value preferred stock.

In June 2011, the Company issued 30,000 shares of its preferred stock for cash consideration of $30,000 to the Company's directors.

In March 2013, the Company issued 30,000 shares of its preferred stock for cash consideration of $30,000 to the Company's directors.

As of September 30, 2014, the Company had 60,000 shares of preferred stock issued and outstanding.

Common Stock

In January and February of 2013, the Company issued, for cash, 438,000,000 of common stock to an equity capital firm at $0 .0005 per share.

In February 2013, the Company issued, for cash, 3,000,000 shares of common stock for $0.001 per share to an individual investor.

During the year 2013, the Company issued to officers and directors, for services rendered, 347,250,000 shares of common stock at $0.001 per share.

The Company's Board of Directors and majority shareholders voted on June 6, 2013 to have a reverse split of the common stock in the ratio of 1,000 to 1, effective as of July 22, 2013.

Reverse Stock Split

In June, 2013; the board of directors and a majority of the shareholders of the Company approved a reverse stock split of its common stock with a ratio of 1,000:1. It was effective on July 22, 2013.

- Shares issued and outstanding as of July 21, 2013: 1,435,526,695
- Shares issued and outstanding as of July 22, 2013: 1,435,527
- Shares issued and outstanding as of September 30, 2013: 145,935,527

As of December 31, 2013, the company had 143,435,526 shares of its common stock issued and outstanding.

During the period ending September 30, 2014, the company issued 30,000,000 shares of its common stock at a price of $ .001 for cash compensation of $ 30,000; 131,000,000 shares of common stock at $ .0001 for services valued at $1,310 and 27,960,000 shares of common stock priced at $.0001 for the conversion of $2,796 to equity.

On June 13, 2014 the par value of the Company's common stock was changed from .00001 to .0001 per share with 15,000,000,000 shares authorized. Each share of common stock entitles the holder to one vote on each matter submitted to a vote of our stockholders, including the election of directors. There is no cumulative voting. Common stockholders have no preemptive, conversion or other subscription rights. In the event of liquidation, dissolution or winding up of the Company, stockholders are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

During the period ending September 30, 2014, the company issued 20,000,000 shares of its common stock at a price of $.0001 per share for services and 187,360,000 shares of common stock priced at $.0001 for the conversion of $18,736 to equity.

As of September 30, 2014 the company had 517,755,528 shares of its common stock issued and outstanding.

9. INCOME TAXES

The Company follows ASC 740 *Income Taxes*". Deferred income taxes reflect the net effect of (a) temporary difference between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carry-forwards. No net provision for refundable Federal income tax has been made in the accompanying statement of loss because no recoverable taxes were paid previously. Similarly, no deferred tax asset attributable to the net operating loss carry-forward has been recognized, as it is not deemed likely to be realized.

The provision for the Company's federal income tax benefit for the twelve months ending December 31, 2012 and 2011, calculated using the expected federal tax rate of 34%, consisted of the following:

	Dec. 31, 2013	Sept. 30, 2014
Federal income tax benefit attributed to:		
Net operating loss	$170,787	169,164
Valuation	(170,787)	(169,164)
Net benefit	$ -	$ -

The cumulative tax effect of significant items comprising our net deferred tax benefit, calculated at the expected federal tax rate of 34%, for the period from Inception (September 3, 2003) through September 30, 2014 is as follows:

	Inception (September 3, 2003) to Sept. 30, 2014
Deferred tax attributed:	
Net operating loss carryover	$ 1,260,675
Less: change in valuation allowance	(1,260,675)
Net deferred tax asset	$ -

At September 30, 2014 the Company had an unused net operating loss carry-forward approximating $3,707,867 that is available to offset future taxable income; the loss carry-forward will start to expire in 2032.

SW INNOVATIVE HOLDINGS, INC.
(Formally known as Everybody's Phone Company)
(A Development-Stage Company)
BALANCE SHEET
Unaudited

ASSETS	**Year Ending December 31, 2013**	**Year Ending December 31, 2012**
Cash	5,677	10,386
Accounts receivable	102	244
Prepaid expenses	-	850
Total Current Assets	5,677	11,396
Property and equipment, net	9,161	10,948
Investments	52,000	52,000
Deposit	10,557	10,817
TOTAL ASSETS	77,497	85,245
LIABILITIES AND SHAREHOLDERS' DEFICIT		
LIABILITIES		
Accounts payable and accruals	25,333	7,251
Convertible notes payable - related parties	-	46,234
Derivative liability on convertible notes payable	-	280,540
Note payable - short term	77,583	8,243
Total Current Liabilities	102,916	342,268
Long Term Liabilities		
Note payable - long term	63,146	37,991
TOTAL LIABILITIES	166,062	380,259
Commitments and Contingencies		
STOCKHOLDERS' DEFICIT		
Preferred stock, $1.00 par value; 50,000,000 shares authorized; 60,000 shares issued and outstanding as of December 31, 2013 and 30,000 as of December 30, 2012 and 2011	60,000	30,000
Common stock See notes at bottom of page	143,436**	751,527***
Additional paid in capital	3,246,719	2,291,392
Deficit accumulated during the development stage	-3,538,720	-3,367,933
TOTAL STOCKHOLDERS' DEFICIT	-88,566	-295,014
TOTAL LIABILITIES & STOCKHOLDERS' DEFICIT	77,497	85,245

** common stock .001 par value 500,000,000 shares authorized, 143,435,528 shares issued and outstanding as of December 31, 2013; on July 22, 2013 a reverse stock split 1,000:1 became effective.

*** common stock .001 par value 10,000,000,000 shares authorized 751,526,695 shares issued and outstanding as of December 31, 2012.

In 2014, the Company changed the par value of its common stock to $.0001 per share. If that had been the par value of our common stock at December 31, 2012 and 2013, "Common stock" would have been $75,152 and $14,343, respectively and "additional paid-in capital" would have been increased by $676,375 and $129,093, respectively.

SW INNOVATIVE HOLDINGS, INC.
Formally known as Everybody's Phone Company)
(A Development-Stage Company)
STATEMENTS OF OPERATIONS
UNAUDITED

	Year Ended December 31, 2013	Year Ended December 31, 2012	For the Period from September 3, 2003 (Inception) through December 31, 2013
Revenue	39,274	3,171	43,769
Cost of services sold	26,255	-3,798	31,050
Gross profit (loss)	13,019	-627	12,719
Operating expenses:			
Payroll expense	112,480	147,916	740,382
Professional fees	173,242	130,447	2,064,496
Rent	17,209	16,254	136,169
Advertising	5,751	14,314	42,096
Investor relations	0	0	
Telephone	3,115	3,409	28,981
Depreciation	1,787	1,788	11,118
Taxes	272	0	1,563
Miscellaneous	5,062	3,807	34,437
Bank charges	241	211	2,557
Dues and subscriptions	0	99	3,829
Postage	3,143	417	7,762
Printing	12	502	2,870
Repairs	0	463	2,710
Auto expense	3,800	3,070	6,870
Travel	1,112	2,679	12,449
Office	1,634	1,462	12,632
Total operating expenses	328,861	326,838	3,110,921
Operating loss	-315,842	-327,465	-3,098,202
Interest and other income (expense)	47,761	0	-87,990
Interest expense	-1,818	-12,105	38,919
Amortization of debt discount	0	-263,547	841,264
Gain (loss) on fair value of derivative	99,112	117,064	-351,674
Gain (loss) on sale of investment	0	0	-
Total Interest and other income (expense)	145,055	-158,588	440,519
Loss before income taxes	-170,787	-486,053	3,538,720
Income taxes	0	0	-
Net loss	-170,787	-486,053	3,538,720
Loss per share	0.000224	0.00118	
Weighted average number of shares outstanding	759,456,577	412,765,688	

EVERYBODY'S TELEPHONE COMPANY, INC.

(Formally known as Everybody's Phone Company)

(A Development-Stage Company)

STATEMENTS OF CASH FLOWS

Unaudited

	Year ended December 31, 2013	Year ended December 31, 2012	For the Period from September 3, 2003 (Inception) through December 31, 2013
Cash flows generated by (used in) operating activities:			
Net loss	-170,787	-$486,053	-3,538,720
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	1,787	1,788	11,116
Common stock issued for services	86,591	164,666	1,669,376
Amortization of debt discount	0	263,547	841,262
Gain(loss) on derivative liability	-99,112	-117,064	-351,674
Gain on sale of Investment	0	0	-40,229
Changes in operating assets and liabilities:			
(Increase) in accounts receivable	142	-244	-102
(Increase) in prepaid expenses	850	-850	0
(Increase) in deposits	259	-817	-10,557
Increase (decrease) in accounts payable and accruals	81,461	4,219	88,717
Cash flows used in operating activities	-98,809	-170,808	-1,330,812
Cash flows generated by (used in) investing activities:			
Purchase of equipment	0	-	-20,279
Purchase of investments	0	-	-52,000
Proceeds from sale of investments	0	-	40,229
Cash flows used in investing activities:	0	-	-32,050
Cash flows generated by (used in) financing activities:			
Advances under notes payable	-	42,732	1,643,340
Repayments of notes payable	-2,150	-44,052	-753,676
Common stock issued for cash	66,250	178,125	418,875
Preferred stock issued for cash	30,000	-	60,000
Cash flows generated by financing activities:	94,100	176,805	1,336,489
Net change in cash and cash equivalents	-4,709	5,997	5,677
Cash and cash equivalents, beginning of period	10,386	$4,389	-
Cash and cash equivalents, end of period	5,677	$10,386	5,677

SW INNOVATIVE HOLDINGS; INC.

(Formally Known as Everybody's Phone Company)

(A Development-Stage Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

FOR THE PERIOD FROM DECEMBER 31, 2011 TO December 31, 2013

Unaudited

	Preferred Stock		Common Stock		Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount			
Balance at December 31, 2011 carried forward	30,000	30,000	261,291,465	261,291	2,389,067	-2,881,880	-201,522
Common stock issued for cash at $0.0016 per share on January 26, 2012	-	-	12,200,000	12,200	7,800	-	20,000
Common stock issued for services at $0.001 per share on January 27, 2012	-	-	36,000,000	36,000	-	-	36,000
Common stock issued on conversion of debt at $0.0023 per share on January 30, 2012	-	-	5,769,230	5,769	7,918	-	13,687
Common stock issued on conversion of debt at $0.001 per share on February 17, 2012	-	-	4,000,000	4,000	-	-	4,000
Common stock issued on conversion of debt at $0.003 per share on March 2, 2012	-	-	10,000,000	10,000	22,083	-	32,083
Common stock issued for cash at $0.0035 per share on March 15, 2012	-	-	10,000,000	10,000	25,000	-	35,000
Common stock issued for services at $0.001 per share on March 18, 2012	-	-	12,500,000	12,500	-	-	12,500
Common stock issued for cash at $0.0012 per share on May 21, 2012	-	-	12,500,000	12,500	2,500	-	15,000
Common stock issued for cash at $0.0009 per share on June 15, 2012	-	-	25,000,000	25,000	-2,500	-	22,500
Common stock issued for cash at $0.00064 per share on July 16, 2012	-	-	23,100,000	23,100	-8,100	-	15,000
Common stock issued for services at $0.001 per share on July 19, 2012	-	-	62,000,000	62,000	25,000	-	87,000
Common stock issued for cash at $0.0005 per share on September 11, 2012	-	-	50,000,000	50,000	-25,000	-	25,000
Common stock issued for services at $0.001 per share on October 1, 2012	-	-	29,166,000	29,166	-	-	29,166
Common stock issued for cash at $0.0027 per share on October 22, 2012	-	-	55,000,000	55,000	-40,000	-	15,000
Common stock issued for cash at $0.0028 per share on November 11, 2012	-	-	75,000,000	75,000	-54,375	-	20,625
Common stock issued for cash at $0.0026 per share on December 14, 2012	-	-	68,000,000	68,000	-58,000	-	10,000
Net (Loss) for the years ended December 31, 2012	-	-	-	-	-	-486,053	-486,053
Balance at December 31, 2012	30,000	$30,000	751,526,695	$751,527	$2,291,392	-$3,367,933	-$295,014

Common stock issued for cash at $0.000133 per share on January 11, 2013	-	-	75,000,000	75,000	-65,000		10,000
Common stock issued for cash at $0.000073 per share on February 6, 2013	-	-	106,000,000	106,000	-98,250		7,750
Common stock issued for services at $0.001 per share on February 7, 2013	-	-	11,691,000	11,691			11,691
Common stock issued on conversion of debt for related parties at .001 per share on February 7, 2013			234,309,000	234,309			234,309
Common stock issued for cash at $0.000051 per share on February 14, 2013	-	-	117,000,000	117,000	-111,000		6,000
Common stock issued for cash at $0.000064 per share on February 21, 2013	-	-	140,000,000	140,000	-131,000		9,000
Preferred stock issued for cash at $1.00 per share on March 31, 2013	30,000	30,000					
Reverse stock split 1,000:1 July 22, 2013	-	-	1,435,526	-1,434,090	1,434,090		
Common stock issued for services at $0.001 per share on August 26, 2013	-	-	30,000,000	30,000			30,000
Common stock issued for services at $0.001 per share on September 10, 2013	-	-	72,000,000	72,000			72,000
Common stock for cash issued at $0.001 per share on September 23, 2013	-	-	40,000,000	40,000	-6,500		33,500
Treasury Stock	-	-	-	-	-27,100		27,100
Net (Loss) for the years ended December 31, 2013	-	-	-	-		-170,787	-170,787
Balance at December 31, 2013	60,000	60,000	143,435,526	143,436	3,246,719	-3,538,720	-88,566

1. NATURE OF OPERATIONS

Everybody's Phone Company, Inc. ("Everybody's Phone Company", "the Company", "we" or "us") was incorporated in the State of Texas on September 3, 2003.

The Company sells prepaid, unlimited local (dial tone) telephone service to the residential market, primarily in greater Houston. The Company is fully licensed by the Texas Public Utility Commission to resell telephone services throughout the State. Once the Company achieves critical mass in Texas, it plans to expand its prepaid telecommunications product offerings nationwide.

The Company is in the development stage with no significant revenues and a limited operating history.

The Company's shares of common stock are quoted on the OTC Pink Marketplace under the symbol SWHI.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America and are presented in US dollars. The Company's year-end is December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires that management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Development Stage Company

The Company is a development stage enterprise in accordance with ACS 915 "*Development Stage Entities.*" We have been in the development stage since Inception (September 3, 2003). Among the disclosures required as a development stage company are that its financial statements are identified as those of a development stage company, and that the statements of operations, changes in stockholders' deficit and cash flows disclose activity since the date of its Inception (September 3, 2003) as a development stage company.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturity of three months or less to be cash equivalents.

Fixed Assets

The Company's fixed assets represent furniture and computer equipment that is has purchased and are being depreciated over their estimated useful lives of 5 - 10 years.

Financial Instruments

Fair value measurements are determined based on the assumptions that market participants would use in pricing an asset or liability. ASC 820-10 *"Fair Value Measurements and Disclosures"* (*"*ASC 820-10*"*) establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. ASC 820 establishes a fair value hierarchy that prioritizes the use of inputs used in valuation methodologies into the following three levels:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and must be used to measure fair value whenever available.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability. For example, level 3 inputs would relate to forecasts of future earnings and cash flows used in a discounted future cash flows method.

The carrying values of accounts receivable, prepaid expenses, accounts payable, accruals and convertible notes payable approximate their fair value due to the short-term maturities of these instruments.

Revenue Recognition

The Company generates it revenue from the sale of prepaid, unlimited local (dial tone) telephone service. Revenue is recognized in accordance with Staff Accounting Bulletin ("SAB") No. 104, "*Revenue Recognition*", when the following criteria are met: persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable.

Our bills are due on the 5th of each month a payment is made by credit card, debit card and/or money orders. Revenue is recognized on the accrual basis and as earned.

Advertising cost

Advertising costs were expensed as incurred. Advertising costs of $14,314 and $5,751 were incurred in the twelve months ending December 31, 2012 and 2013, respectively.

Comprehensive Income (Loss)

Comprehensive income is defined as all changes in stockholders' equity (deficit), exclusive of transactions with owners, such as capital investments. Comprehensive income includes net income or loss, changes in certain assets and liabilities that are reported directly in equity such as translation adjustments on investments in foreign subsidiaries and unrealized gains (losses) on available-for-sale securities. From the Company's Inception (September 3, 2003) to December 31, 2013, there were no differences between its comprehensive loss and net loss.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740 "*Income Taxes*" ("ASC 740"). Under ASC 740, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. Under ASC 740, the impact of an uncertain tax position on the income tax return may only be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. At December 31, 2012 and 2013, a full deferred tax asset valuation allowance has been provided and no deferred tax asset has been recorded.

Basic and Diluted Net Income (Loss) per Share

The Company computes net income (loss) per share in accordance with ASC 260, "*Earnings per Share*" which requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method, and convertible preferred stock, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive. During the period Inception (September 3, 2003) to December 31, 2013, there were potentially shares issuable under conversion privileges attached to convertible promissory notes payable. The common share equivalents of these securities have not been included in the calculations of loss per share because such inclusions would have an anti-dilutive effect as the Company has incurred losses in the period Inception (September 3, 2003) to December 31, 2013.

Business Segments

The Company believes that its activities during the period Inception (September 3, 2003) to December 31, 2012 comprised a single segment.

Stock-based Compensation

The Company accounts for all stock-based payments to employees and non-employees under ASC 718 "Stock Compensation," using the fair value based method. Under the fair value method, stock-based payments are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Recent Accounting Pronouncements

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and does not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

3. GOING CONCERN AND LIQUIDITY

At December 31, 2013, the Company had cash of $5,677, total assets of $77,497, no profitable business activities or other source of income, liabilities of $166,062 and had incurred losses since Inception (September 3, 2003).

The Company anticipates future losses in the development of its business. As a result, there is substantial doubt as to its ability to continue as a going concern.

The Company's ability to continue as a going concern is dependent upon the Company generating profitable operations in the future and, or, obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. There is no assurance that this series of events will be satisfactorily completed.

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

4. FIXED ASSETS

As at December 31, 2012 and 2013, the balance of fixed assets was as follows:

		December 31,		
		2012		**2013**
Furniture	$	10,263	$	10,177
Computer equipment		3,806		3,806
Accumulated depreciation		(2,921)		(4,822)
Net book value	$	10,948	$	9,161

Depreciation expense for the years ended December 31, 2012 and 2013 was $1,788 and $1,787, respectively.

5. INVESTMENT

In April 2011, the Company, together with three other shareholders in the Company, acquired as an investment a $99,000 mortgage secured a single family home in Florida, valued at approximately $127,000. The Company acquired $52,000 of the total $99,000 mortgage acquired by the four investors as a group. The Company has not received any interest on the mortgage it acquired and has not incurred any expense related to the mortgage. While the mortgage is in default, no provision has been made against the carrying value of the mortgage as it is believed that the mortgage will be repaid in full once the property has been foreclosed on. No legal action has been taken as yet to foreclose on the property pending agreement by all four of the owners of the mortgage.

6. DEPOSIT

AT&T required a deposit of $10,000 from the Company prior to providing the Company with service. If the Company pays its monthly bills from AT&T according to terms, AT&T will release some, or all, of the deposit paid at a future date. The balance in the account as of December 31, 2012 was $10,817 (2011- $10,000).

7. CONVERTIBLE NOTES PAYABLE – RELATED PARTIES

As at December 31, 2012, the Company had convertible notes payable with principal balances of $199,368 (2011 - $252,618) and accrued interest of $34,941 (2011 - $24,996) outstanding to three individuals who were directors and shareholders of the Company. The notes, originally due December 2011 and extended to December 2012, bear interest at 5% and the principal and accrued interest is convertible into common shares at 75% of the average 5 day price per share upon the election of the holder.

As at December 31, 2012, these liabilities are disclosed net of a debt discount of $187,328 (2011 - $263,547) relating to the beneficial conversion terms of these notes.

8. DERIVATIVE LIABILITY ON CONVERTIBLE NOTES PAYABLE

Management has evaluated the terms of the conversion features of the convertible notes payable in accordance with ASC Topic No. 815 - 40, *"Derivatives and Hedging - Contracts in Entity's Own Stock"* ("ASC 815") and determined it is indexed to the Company's common stock and that the conversion features meet the definition of a liability and therefore bifurcated the conversion feature and accounted for it as a separate derivative liability.

ASC 815 requires that the Company assess the fair market value of derivative liability at the end of each reporting period and recognize any change in the fair market value as other income or expense item.

The balance of the derivative liability relating to convertible loan notes converted into equity during the period is transferred to additional paid in capital.

At December 31, 2012, we valued the beneficial conversion feature of the convertible debenture using the Black Scholes valuation model with the following assumptions: 1 year to maturity (2011 – 1 year), risk free interest rate of 0.11% (2011 – 0.15%), annualized volatility of 301% (2011 – 306%) and a forecast dividend yield of $0 (2011 - $0).

9. NOTE PAYABLE

On June 11, 2012, the Company entered into a promissory note with an unrelated third party for $50,000. The note has a 60 month term, bears interest of 12% and is repayable in monthly installments of $1,112. The balance of the note outstanding at year end at year end was $46,234.

On February 7, 2013, the Board of Directors agreed to issue 234,309,000 restricted common shares at a value of $.001 per share to three employees for consideration of accrued salary in the total amount of $234,309 which was owed to them.

10. COMMITMENTS AND CONTINGENCIES

Leases and Long term Contracts

The Company has not entered into any long term leases, contracts or commitments.

Legal

To the best of the Company's knowledge and belief, no legal proceedings are currently pending or threatened.

11. SHAREHOLDERS' DEFICIT

Preferred stock

The Company is authorized to issue 50,000,000 shares of $1.00 par value preferred stock. Each share has a voting right that convert into 10,000 of common share votes.

In June 2011, the Company issued 30,000 shares of its preferred stock for cash consideration of $30,000 to the Company's directors.

In March 2013, the Company issued 30,000 shares of its preferred stock for cash consideration of $30,000 to the Company's directors.

As of December 31, 2013, the Company had 60,000 shares of preferred stock issued and outstanding.

Common Stock

The Company is authorized to issue 10,000,000,000 shares of common stock at a par value of $0.001.

During the year ended December 31, 2012, the Company issued 330,800,000 shares of common stock at prices of between $0.0005 and $0.0035 per share for cash consideration of $178,125, 139,666,000 shares of common stock at $0.001 per share for services valued at $164,666 and 19,769,230 shares of common stock at prices of between $0.001 and $0.003 per share for the conversion of $49,770 debt to equity.

In January and February of 2013, the Company issued, for cash, 438,000,000 shares of common stock to an equity capital firm at a price of $0.0005 per share.

In February 2013, the Company issued, for cash, 3,000,000 shares of common stock at a price of $0.001 per share to an individual investor.

During the year 2013, the Company issued to officers and directors, for services rendered, 347,250,000 shares of common stock at a price of $0.001 per share.

The Company's Board of Directors and majority shareholders voted on June 6, 2013 to have a reverse stock split of the common stock in the ratio of 1,000 to 1, effective as of July 22, 2013.

Reverse Stock Split

In June, 2013; the board of directors and a majority of the shareholders of the Company approved a reverse stock split of its common stock with a ratio of 1,000:1. It was effective on July 22, 2013.

- Shares issued and outstanding as of July 21, 2013: 1,435,526,695
- Shares issued and outstanding as of July 22, 2013: 1,435,527
- Shares issued and outstanding as of September 30, 2013: 145,935,527

As of December 31, 2012 and 2013, the Company had 751,526,695 and 142,435,526 shares of its common stock issues and outstanding, respectively.

12. RELATED PARTY TRANSACTIONS

During the twelve months ended December 31, 2012 and 2013 the Company paid each of its two officers, who were also directors and shareholders, salaries of $47,000 and $48,000, respectively.

13. INCOME TAXES

The Company follows ASC 740 *Income Taxes*". Deferred income taxes reflect the net effect of (a) temporary difference between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carry-forwards. No net provision for refundable Federal income tax has been made in the accompanying statement of loss because no recoverable taxes were paid previously. Similarly, no deferred tax asset attributable to the net operating loss carry-forward has been recognized, as it is not deemed likely to be realized.

The provision for the Company's federal income tax benefit for the twelve months ending December 31, 2012 and 2011, calculated using the expected federal tax rate of 34%, consisted of the following:

	December 31, 2012	December 31, 2013
Federal income tax benefit attributed to:		
Net operating loss	$ 486,053	$ 170,787
Valuation	(486,053)	(170,787)
Net benefit	$ -	$ -

The cumulative tax effect of significant items comprising our net deferred tax benefit, calculated at the expected federal tax rate of 34%, for the period from Inception (September 3, 2003) through December 31, 2013 is as follows:

		Inception (September 3, 2003) to December 31, 2013
Deferred tax attributed:		
Net operating loss carryover	$	1,203,165
Less: change in valuation allowance		(1,203,165)
Net deferred tax asset	$	-

At December 31, 2013 the Company had an unused net operating loss carry-forward approximating $3,538,720 that is available to offset future taxable income; the loss carry-forward will start to expire in 2032.

EXHIBITS

Exhibits

2.1	Restated Certificate of Formation*
2.2	Bylaws**
3.1	Exhibit 2.1 as incorporated herein by reference**
4.1	Form of Subscription Agreement**
6.1	Contract with AT&T*
6.2	Contract with Verizon*
6.3	Warrant**
6.4	Loan Agreement Between Issuer and Lana Dienger dated June 8, 2012**
6.5	Independent Agency Agreement Between Issuer and ACE Cash Express, Inc., dated November 1, 2012**
6.6	Agreement Between Issuer and Integrative Business Alliance, LLC., dated June 28, 2014**
11.1	Opinion of Counsel*
15.1	Certificate of Operating Authority from the Texas Public Utility Commission**

*Previously filed with Amendment No. 1 to the Issuer's Offering Statement on Form 1-A filed with the Commission on December 1, 2014 and incorporated herein by reference.

** Previously filed with the Issuer's Offering Statement on Form 1-A filed with the Commission on October 2, 2014.

SIGNATURES

The issuer has duly caused this amendment to offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on the 23rd day of March, 2015.

SW INNOVATIVE HOLDINGS, INC.

By: 

Norman George

Title: President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.



Norman George

Title: President

March 23, 2015